Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-190925

BOOZ ALLEN HAMILTON ANNOUNCES

SALE OF 10,000,000 SHARES OF CLASS A COMMON STOCK BY

AFFILIATE OF THE CARLYLE GROUP

McLean, Virginia – November 5, 2014 – Booz Allen Hamilton Holding Corporation (“Booz Allen”)(NYSE: BAH), the parent company of management consulting, technology, and engineering services firm Booz Allen Hamilton Inc., today announced the sale of an aggregate of 10,000,000 shares of Class A common stock (“common stock”) by an affiliate of The Carlyle Group (“Carlyle”) to J.P. Morgan Securities LLC, as the underwriter in a registered offering of these shares (the “underwritten offering”).

The last reported sale price of Booz Allen’s Class A common stock on November 5, 2014 was $26.31 per share. J.P. Morgan Securities LLC proposes to offer for sale the shares of Class A common stock from time to time in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part.

In addition, Booz Allen has entered into a separate agreement with Carlyle pursuant to which, subject to the completion of the underwritten offering, Booz Allen has agreed to repurchase 1,000,000 shares of its Class A common stock at the price per share equal to the price per share to be paid by the underwriters to Carlyle in the underwritten offering. The repurchase agreement between Booz Allen and Carlyle represents a private, non-underwritten transaction. The closing of the concurrent stock repurchase is contingent on the closing of the underwritten offering and subject to other conditions, and the stock repurchase is expected to close concurrently with the closing of the underwritten offering. The closing of the underwritten offering is not contingent on the closing of the concurrent stock repurchase.

Upon completion of the underwritten offering and concurrent stock repurchase, Carlyle will own approximately 37.0% of the outstanding Class A common stock of Booz Allen, excluding approximately 5.8% of the Company’s Class A common stock with respect to which it holds a voting proxy. Booz Allen is not selling any shares of common stock in the underwritten offering and will not receive any of the proceeds. We expect that delivery of the shares of Class A common stock of Booz Allen will be made against payment thereof on or about November 12, 2014, which will be the fifth business day following the date of the prospectus supplement relating to the offering (such settlement cycle being herein referred to as “T+4”). Accordingly, purchasers who wish to trade shares of Class A common stock of Booz Allen on the date of pricing or the next business day will be required, by virtue of the fact that the shares of Class A common stock initially will settle T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the shares of Class A common stock of Booz Allen who wish to trade the shares of Class A common stock on the date of pricing of the shares of Class A common stock or the next business day should consult their own advisor.

A shelf registration statement (including a prospectus) relating to the underwritten offering of the common stock has previously been filed with the U.S. Securities and Exchange Commission and has become effective. Before investing, interested parties should read the prospectus and other documents filed with the Securities and Exchange Commission for information about Booz Allen and this underwritten offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus may be obtained from the underwriter at: J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or telephone: 1-866-803-9204.

This press release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

About Booz Allen Hamilton

Booz Allen Hamilton is a leading provider of management consulting, technology, and engineering services to the US government in defense, intelligence, and civil markets, and to major corporations, institutions and not-for-profit organizations. Booz Allen is headquartered in McLean, Virginia, employs more than 22,000 people, and had revenue of $5.48 billion for the 12 months ended March 31, 2014. In 2014, Booz Allen celebrates its 100th anniversary year.

CONTACT:

Media Relations – James Fisher 703-377-7595.

Investor Relations – Curt Riggle 703-377-5332.

Forward Looking Statements

This press release contains, or may be deemed to contain, “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify forward-looking statements by terminology such as “guidance,” “may,” “will,” “could,” “should,” “forecasts,” “expects,” “intends,” “plans,” “anticipates,” “projects,” “outlook,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “preliminary,” or the negative of these terms or other comparable terminology. These statements give Booz Allen’s current expectation of future events or its future performance and do not relate directly to historical or current events. A number of factors could cause Booz Allen’s future actions and related results to vary from any expectations or goals expressed in, or implied by, the forward-looking statements included in this press release, possibly to a material degree. In particular, there can be no assurances that the underwritten offering by Carlyle will be consummated. Some of these factors include, but are not limited to, the risk factors set forth in Booz Allen’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on May 22, 2014. All forward-looking statements included in this press release speak only as of the date made, and, except as required by law, Booz Allen undertakes no obligation to update or revise publicly any such forward-looking statements, whether as a result of new information, future events, or otherwise.